                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Keating,       Mary            Ellen        Barnes & Noble, Inc.     Symbol=BKS                 to Issuer
                                                                                                    (Check all applicable)

__________________________________________  _____________________________________________     ___ Director      ___ 10% Owner
                                                                                              _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
 c/o Barnes & Noble, Inc.                      Number of Reporting     Month/Year             Senior Vice President,
 122 Fifth Avenue                              Person, if an entity    August 2001                Corporate Communications
__________________________________________     (voluntary)          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
 New York         NY               10011                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     ----------    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock                     8/28/01    M           5,470       A     $26.0000
Common Stock                     8/28/01    M           6,250       A     $19.4375
Common Stock                     8/28/01    M           2,490       A     $16.7500
Common Stock                     8/28/01    S          14,210       D     $43.5000        -0-

* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)

                                                       (Print or Type Response)

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     ------------  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------
Stock Option (Right to Buy)               $26.0000     8/28/01     M                          5,470        (1)         3/8/09
Stock Option (Right to Buy)               $19.4375     8/28/01     M                          6,250        1/5/01      1/4/10
Stock Option (Right to Buy)               $16.7500     8/28/01     M                          2,490        3/7/01      3/6/10
Stock Option (Right to Buy)               $23.6500     3/13/01     A       V       4,125                   (2)         3/12/11

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------
Stock Option (Right to Buy)  Common Stock        5,470
Stock Option (Right to Buy)  Common Stock        6,250
Stock Option (Right to Buy)  Common Stock        2,490
Stock Option (Right to Buy)  Common Stock        4,125                       89,815(3)          D

Explanation of Responses:

(1) Of these, options for 3,735 shares became exercisable on March 9, 2000 and options for the remaining 1,735 shares became exercisable on March 9, 2001.
(2) One-fourth of these options become exercisable on March 13 of each of the years 2002 through 2005.
(3) Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the Issuer's Common Stock.

                                                                                /s/Mary Ellen Keating            September 10, 2001
**Intentional misstatements or omissions of facts constitute                    -------------------------------  ------------------
  Federal Criminal Violations.                                                  **Signature of Reporting Person         Date
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                  Mary Ellen Keating
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.                                                   Page 2